

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2025

James Martin
Co-Chief Executive Officer and CFO
Cocrystal Pharma, Inc.
19805 North Creek Parkway
Bothell, WA 98011

> **Re: Cocrystal Pharma, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **Filed March 31, 2025**
> **File No. 001-38418**

Dear James Martin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences